May 18, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attention:
Victor Rivera Melendez
Ruairi Regan

Re:
Whitestone REIT
Registration Statement on Form S-3
File No. 333-264881
Request for Effectiveness
Dear Mr. Melendez and Mr. Regan:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Whitestone REIT (the “Registrant”), hereby requests that the effective date for the Registrant’s Registration Statement on Form S-3 (File No. 333-264881) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. (EDT) on May 20, 2022, or as soon thereafter as is practicable.
Please contact Zack Davis of King & Spalding LLP at (404) 572-2770 or zdavis@kslaw.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Davis when this request for acceleration of effectiveness of the Registration Statement has been granted.

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Very truly yours,
WHITESTONE REIT

By: /s/ David K. Holeman
David K. Holeman
Chief Executive Officer

cc:    C. Spencer Johnson III
Zachary J. Davis
(King & Spalding LLP)